March 7, 2025

Johan C. Kroner
Senior Vice President and Chief Financial Officer
Universal Corporation
9201 Forest Hill Avenue
Richmond, VA 23235

       Re: Universal Corporation
           Form 10-K for Fiscal Year Ended March 31, 2024
           File No. 001-00652
Dear Johan C. Kroner:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 23

1. Please revise to separately quantify each material factor that contributed to the fluctuations in your results of operations. For example, you attribute the increase in revenues for the Tobacco Operations segment during fiscal year 2024 to higher tobacco sales prices and favorable product mix, partially offset by lower tobacco sales volumes. You also attribute the higher selling, general and administrative costs for fiscal year 2024 to higher incentive compensation costs, unfavorable foreign currency comparisons, and costs related to a value-added tax settlement program in Brazil.
       Refer to Item 303(b) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 7, 2025
Page 2

       Please contact Valeria Franks at 202-551-7705 or Keira Nakada at 202-551-3659 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services